October 12, 2016

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Bingham Canyon Corporation
Current Report on Form 8-K
Filed September 2, 2016
File No. 0-31549

Dear Mr. Ingram,

This letter is in response to your comment letter dated September 28, 2016 regarding the above identified Form 8-K of Bingham Canyon Corporation (the “Company”). The Company is filing this response letter via EDGAR along with Amendment No.1 of the Form 8-K (the “Form 8-K/A”). We have restated your comments and each is followed by the Company’s response.

Entry into a Material Definitive Agreement, page 3

1. Please disclose the dollar value of the 16,790,625 shares of common stock issued by you as consideration for the 22,387,500 shares of Paradigm common stock under the securities exchange agreement. See Item 2.01(d) of Form 8-K.

Response: The Company has included the dollar value of the 16,790,625 shares of the Company’s common stock, which is based on the par value of $0.001. See the last paragraph on page 3.

2. We note that you have incorporated by reference the securities exchange agreement filed as exhibit 2.1 to your Form 10-Q filed August 15, 2016. Please provide us a copy of all omitted exhibits and schedules to the securities and exchange agreement.

Paradigm Convergence Technologies Corp. PCT Operations

10457 West 84th Terrace 403 Strand Industrial Drive

Lenexa, KS 66214 Little River, SC 29566

913-353-4560 843-734-0824

Mr. Jay Ingram

Legal Branch Chief

October 12, 2016

Response: The exhibits and schedules to the securities exchange agreement have been provided to Mr. Kelly in pdf format via the Internet.

Agricultural Antimicrobial Pesticide, page 6

3. Please describe briefly the schedule for:

•	Completion of EPA registration for full commercial introduction of the Go Greenlyte Free product to the agricultural section; and

•	Undertaking a testing and field trial program for the Go Greenlyte Free product to determine the feasibility of its pre-harvest use to defeat various microbial infestations.

Response: The Company has expanded the disclosures related to the schedule for the EPA registration and testing and field trials for the Go Greenlye Free product. See second paragraph on page 7.

Marketing & Distribution of the Technologies & Products, page 7: Major Customers, page 9

4. Please summarize the principal provisions, including duration or term, of the distribution agreement and the joint venture agreement. Also, please advise us what consideration you have given to filing the agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Response: Paradigm’s overall strategy is to market new products and technologies through the use of equipment leasing, joint ventures, licensing, distributor agreements and partnerships. Therefore, these types of agreements are in the ordinary course of Paradigm’s business. In addition, Bingham has not assumed any of Paradigm’s agreements.

In response to your comment, a summary of the material terms of the Scott Read Company license agreement (the distribution agreement) have been included on page 8. However, as noted in the Form 8-K/A the parties have delayed performance under the agreement due to the requirement of EPA registration of Hydrolyte. This license agreement provides no revenues to Paradigm at this time. Therefore, Paradigm is not substantially dependent on this contract.

A description of the material terms of the Centric Partners, Inc. joint venture agreement has been provided on pages 8 and 9 and the contract has been filed as exhibit 10.2 to this Form 8-K/A. Centric was misspelled as “Centrix” in the original filing.

Research and Development, page 8

5. Please advise us what consideration you have given to filing the agreement with Florida Research Pesticide, Inc. as exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Response: The Florida Research Pesticide, Inc. agreement is not a formal contract, but rather an itemized schedule of applications to be provided.

Mr. Jay Ingram

Legal Branch Chief

October 12, 2016

BioPlax Production, page 8

6. Please identify the strategic partner company upon which Paradigm intends to rely on to continue to manufacture and produce its BioPlax as needed. See Item 101(h)(4)(v) of Regulation S-K. Also, please disclose whether Paradigm has entered into an agreement with the strategic partner company, and, if so, summarize the agreement’s principal provisions, including duration or term. Further, advise us what consideration you have given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Response: We have revised the disclosure to clarify that Paradigm has not entered into an agreement with any strategic partner company for the BioPlax product. Paradigm’s management intends to focus on the Hydrolyte products at this time. See page 10.

Intellectual Property, page 9

7. Please disclose the duration or term of your patent for BioPlax. See Item 101(h)(4)(vii) of Regulation S-K.

Response: The BioPlax patent expired September 6, 2016, as disclosed in this amended 8-K/A on page 10.

Government Regulations and Compliance with Environmental Laws, page 9

8. Please explain the meaning of any abbreviation or acronym such as UL and CE when introduced in the Form 8-K.

Response: The explanation of the identified acronyms has been included in the disclosures in this section. See page 10.

Paradigm Properties, page 10

9. Please advise us what consideration you have given to filing the sublease agreement for office space in Lenexa, Kansas as an exhibit to the Form 8-K. Further, disclose whether you have renewed the lease for office space in Little River, South Carolina which terminated on August 31, 2016, and, if so, summarize its principal provisions, including duration and term. Also, please advise us what consideration you have given to filing the lease agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Response: The Company believes the Lenexa, Kansas sublease agreement, as amended, is a material lease and has filed it as Exhibit 10.1 to the Form 8-K/A. The Little River, South Carolina has been extended until January 2017 as a month-to-month lease. See page 11.

Paradigm’s Liquidity and Capital Resources, page 14; Paradigm Commitments and Obligations, page 15

Mr. Jay Ingram

Legal Branch Chief

October 12, 2016

10. Please expand your disclosure to quantify and discuss in further detail your estimated cash requirements over the next 12 months.

Response: The Company has revised the disclosures to provide details regarding Paradigm’s cash requirements. See the third full paragraph on page 16.

11. Please expand your disclosure to comply with Item 303(a)(2) of Regulation S-K as applicable.

Response: The Company has revised the disclosures to state that Paradigm currently does not have any material commitments for capital expenditures. See the third full paragraph on page 16.

Employment Contracts, page 19

12. If you have assumed the employment agreements of Paradigm with Messrs. Gary J. Grieco and C. Clark Burns, please file the employment agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. Also, please disclose the duration or term of Mr. Burns’ employment agreement.

Response: The Company has not assumed the identified Paradigm employment agreements; accordingly, the employment agreements are not included as exhibits. Mr. Burns’ employment agreement has a term of one year. See page 20.

Market Information, page 20

13. Please advise us what consideration you have given to risk factor disclosure of your status as a penny stock issuer.

Response: A risk factor related to the Company’s status as a penny stock issuer has been added to the “Risks Related to Bingham’s Common Stock” on page 14.

Certain Relationships and Related Transactions, page 19

14. Please identify any promoter, and disclose any transactions with any promoter. See Item 404(d)(2) of Regulation S-K.

Response: The Company has not had any transactions with any promoter.

* * * * *

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Jay Ingram

Legal Branch Chief

October 12, 2016

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns. If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (801) 323-2395, Ext 137, or at cshypc@hotmail.com.

Sincerely,

/s/ Gary J. Grieco

Gary J. Grieco

President